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950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

November 22, 2017

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 363 to the Trust’s Registration Statement on Form N-1A, filed on October 2, 2017

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on November 17, 2017 (the “Comments”), relating to Post-Effective Amendment No. 363 to the Trust’s Registration Statement on Form N-1A filed on October 2, 2017 regarding the Essential 40 Stock Fund (formerly, KKM Enhanced U.S. Equity Fund) (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Alston & Bird LLP                                                                                                                                                                                               www.alston.com

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Comment #2

Please confirm that all missing or bracketed info will be included in the subsequent filing.

Response #2

The Registrant confirms that any missing or bracketed disclosure will be finalized in the Fund’s next post-effective amendment.

Comment #3

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #3

The Registrant acknowledges the Staff’s Comment.

Prospectus

Table of Contents

Comment #4

Please remove references to Choosing a Share Class and Class A shares in the TOC.

Response #4

The Registrant has made the requested change.

Summary Section – Investment Objective

Comment #5

The Staff notes that the Registrant filed a 497 on October 2, 2017 discussing the special meeting of the Board. Please supplementally describe what other actions were taken by the Fund’s management to position the Fund to meet its new investment objective. For example, the Fund was previously a fund of funds and held no individual equity securities, were the Fund’s previous assets liquidated and invested in Essential 40 Stock components? Please also explain who bore the cost of the repositioning of the Fund’s portfolio. Also, supplementally please discuss the conversion of Class A to Class I shares and if the Fund’s governing documents allow for such a conversion without a shareholder vote. Lastly, please also address if the rights of the two classes are the same and if the cost of ownership is comparable.

Response #5

The Registrant confirms to the Staff that the following actions were taken by the KKM Financial LLC (the “Adviser”) the Fund’s investment adviser, to position the Fund to meet its new investment objective. The Fund continues to follow its current investment objective and strategies as the KKM Enhanced U.S. Equity Fund. The Adviser, however, has transitioned the Fund’s equity exposure by exiting long ETF exposure (SPY) and investing in individual common stocks as permitted by the Fund’s current investment strategy and described in the Fund’s current prospectus.

While the transaction costs involved with this change in the Fund’s portfolio from ETFs to individual stocks are borne by the Fund, such investments (individual stocks) are permitted under the Fund’s current investment strategy and the change results in lower cost to the Fund going forward by eliminating the acquired fund fees associated with ETFs. Additionally, the Fund has maintained the “enhanced” (volatility) component of the Fund’s current investment strategies by remaining invested in options on the S&P 500. The Adviser will not change this portion of the Fund’s portfolio until the Fund’s new investment objective and strategies becomes effective after 60 days’ notice to shareholders which was provided on October 2, 2017.

With respect to the conversion of Class A shares to Class I, based on a recommendation from the Adviser, the Board approved the closing of Class A shares of the Fund and converting all outstanding Class A shares to Class I shares. As a result of the DOL “fiduciary rule,” the Adviser decided to eliminate the load-based Class A shares and simply offer the no-load Class I shares to investors moving forward and to convert existing Class A shares to Class I shares.

Class I shares have lower expenses than Class A shares. Whereas Class A shares were subject to a maximum sales load of 5.75% and an annual 25 basis point 12b-1 fee, Class I shares have no sales load or 12b-1 fee. Accordingly, as a result of the conversion, Class A shareholders who became Class I shareholders experienced an immediate reduction in their total annual fund operating expenses of 25 basis points. Additionally, former Class A shareholders are able to purchase additional shares in the Fund (Class I shares) without paying any load. The rights of each shareholder in Class A as well as Class I are the same (except as to class specific issues).

Further, the Trust’s governing documents allow for such a conversion without as shareholder vote as Article III, Section 1 of the Declaration of Trust provides:

Division of Beneficial Interest. The beneficial interest in the Trust shall at all times be divided into Shares, all without par value. The number of Shares authorized hereunder is unlimited. The Board of Trustees may authorize the division of Shares into separate and distinct Series and the division of any Series into separate classes of Shares. The different Series and classes shall be established and designated, and the variations in the relative rights and preferences as between the different Series and classes shall be fixed and determined by the Board of Trustees without the requirement of Shareholder approval. If no separate Series or classes shall be established, the Shares shall have the rights and preferences provided for herein and in Article III, Section 6 hereof to the extent relevant and not otherwise provided for herein, and all references to Series and classes shall be construed (as the context may require) to refer to the Trust. The fact that a Series shall have initially been established and designated without any specific establishment or designation of classes (i.e., that all Shares of such Series are initially of a single class) shall not limit the authority of the Board of Trustees to establish and designate separate classes of said Series. The fact that a Series shall have more than one established and designated class, shall not limit the authority of the Board of Trustees to establish and designate additional classes of said Series, or to establish and designate separate classes of the previously established and designated classes.

The Board of Trustees shall have the power to issue Shares of the Trust, or any Series or class thereof, from time to time for such consideration (but not less than the net asset value thereof) and in such form as may be fixed from time to time pursuant to the direction of the Board of Trustees.

The Board of Trustees may hold as treasury shares, reissue for such consideration and on such terms as they may determine, or cancel, at their discretion from time to time, any Shares of any Series reacquired by the Trust. Shares held in the treasury shall not, until reissued, confer any voting rights on the Trustees, nor shall such Shares be entitled to any dividends or other distributions declared with respect to the Shares. The Board of Trustees may classify or reclassify any unissued Shares or any Shares previously issued and reacquired of any Series or class into one or more Series or classes that may be established and designated from time to time. Notwithstanding the foregoing, the Trust and any Series thereof may acquire, hold, sell and otherwise deal in, for purposes of investment or otherwise, the Shares of any other Series of the Trust or Shares of the Trust, and such Shares shall not be deemed treasury shares or cancelled.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #6

Please consider updating the language in footnote 1 to the Fees and Expenses from “underlying funds owned by the Fund,” to “underlying funds previously owned by the Fund” since the Fund is no longer a fund of funds.

Response #6

The Registrant has made the requested change.

Comment #7

In footnote 2, please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the registration statement.

Response #7

The Registrant confirms that the term of the expense limitation will be for at least one year from the effective date of the registration statement.

Comment #8

Please confirm if the language in footnote 2 to the Fees and Expenses table is correct as it states, “three years from the date on which they were incurred” or if the disclosure should be “three years from the date the fees and expenses were initially waived or reimbursed.”

Response #8

The Registrant has made the requested change, as follows:

The Adviser is permitted to receive reimbursement from the Funds for fees it waived and Fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed ~~on~~

~~which they were incurred~~; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Additionally, the Registrant has updated the language in the Statutory Section of the Prospectus and the SAI to be consistent with this change.

Summary Section – Principal Investment Strategies

Comment #9

In the first sentence of the first paragraph of the Summary Section—Principal Investment Strategies the disclosure states the following phrase, “in the common stocks of companies that compose.” Is “compose” the right word? Should disclosure be revised to use the word “comprise” rather than “compose?”

Response #9

In response to the Staff’s Comment, the Registrant has revised the disclosure to replace the word “compose” with “comprise.” This change has been made throughout the document.

Comment #10

Please describe the Essential 40 Stock Index (the “Index”) and the Index methodology in greater detail in the Prospectus. This additional disclosure may be included in the Statutory Section of the Prospectus and should include the following:

1)	Component selection criteria (for example, how Index components are included or excluded),
2)	The Index weighting methodology,
3)	The name of the Index provider,
4)	The rebalancing and reconstitution process (includes frequency of rebalancing and how and why the Index changes), and
5)	Identify the number of Index components.

In addition, please state if the Fund will license from the Index and disclose any affiliations between the Index provider, the Trust and the Adviser.

Response #10

In response to the Staff’s Comment, the Registrant added the following disclosure to the Statutory Section of the Prospectus:

The Essential 40 Stock Index™ (the “Index”) is an Index created by FSH Trading, LLC (“FSH”) and is calculated and distributed by Solactive AG. The Index is an index of companies providing goods and services that are, in the view of FSH, essential to the American economy and way of life. The Index has 40 components that are selected by a committee within FSH, using a qualitative approach to determine which companies, in the view of the committee, are irreplaceable and too essential to fail. At its inception on December 31, 2013, the Index was constructed as equally weighted, and the component weightings fluctuate going forward based on return performance alone. The Index, however, is rebalanced annually on the second calendar Monday of January. In the event that the NYSE, NASDAQ or AMEX are closed on that day, rebalancing occurs on the following business day. Each component of the Index is weighted equally at 2.5% when rebalanced but again may fluctuate as a result of individual stock performance until it is rebalanced again. The committee seeks to have the Index diversified across sectors and industries and seeks only to make changes to the Index components as the American economy evolves or market events and corporate actions necessitate.

In addition, the Registrant confirms to the Staff that the Adviser, not the Fund, will license the Index from the FSH although the Adviser is permitted to use the Index with respect to the Fund. We also confirm that FSH is not affiliated with the Trust or the Adviser.

Comment #11

In the second sentence of the first paragraph of the Summary Section—Principal Investment Strategies the disclosure again uses the word “compose.” Again, is “compose” the right word? Should disclosure be revised to use the word “comprise” rather than “compose?”

Response #11

Please see the response to Comment #9, the Registrant has revised the disclosure to replace the word “compose” with “comprise.”

Comment #12

In the first paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, “There also may be instances in which the Adviser may choose to underweight or overweight a security in the Index.” It is not clear from the sentence if the Fund will be replicating the Index or if the Adviser will invest in a representative sampling of the Index. The disclosure here suggests that the Adviser may have some discretion. Please clarify.

Response #12

The Registrant confirms to the Staff that the Fund will be actively managed and that the Adviser reserves the ability to deviate from the weightings in the Index if it believes it is advantageous to do so. Therefore, the Registrant has clarified the disclosure below to reflect that the Fund intends to be invested in all forty component securities, while reserving discretion in certain circumstances: The Fund, under normal market conditions, invests at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of companies that comprise~~compose~~ the Essential 40 Stock Index (the “Index”), which measures the investment return of the equity securities of forty blue-chip U.S companies. Generally, the Adviser anticipates that the Fund will hold all forty of the securities that comprise~~compose~~ the Index in proportion to their weightings in the Index. Under certain circumstances, however, ~~it may not be possible or practicable to purchase all of those securities in those weightings. In these circumstances,~~ the Fund may purchase a sample of securities in the Index.

Additionally, the Registrant has updated the disclosure in the Statutory Section to be consistent with this change.

Comment #13

In the first paragraph of the Summary Section—Principal Investment Strategies, where the disclosure states “The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index,” please explain in what circumstances would the Fund be able to anticipate removal of securities from the Index.

Response #13

In response to the Staff’s Comment, the Registrant has added the following disclosure:

The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index. Corporate actions resulting in a cash take-over or bankruptcy are examples of events that would cause the Adviser to sell a security.

Additionally, the Registrant has updated the language in the Statutory Section to be consistent with this change.

Comment #14

In the first paragraph of the Summary Section—Principal Investment Strategies, the disclosure states “The Fund may also invest in S&P 500 futures and options when the Adviser determines that such investments would benefit the Fund.” Please disclosure any limitation of the Fund’s investments in futures and options. For example, are such investments limited to 20% of the Fund’s portfolio? Are the S&P 500 futures and options the only other securities that the Fund may invest in outside the component stocks? Please also discuss whether investments in other investment companies or ETFs will continue to be a principal investment strategy of the Fund and if it is please discuss how this supports the stated investment objective of the Fund which is to track the Index.

Response #14

The Adviser wants to have the ability to utilize S&P 500 futures and options in the event systemic risk is presented to the market place. S&P 500 futures and options will be the only tools utilized and will be limited to 20% of the Fund’s net assets. The Fund will not utilize ETFs to pursue its principal investment strategy. In response to the Staff’s Comment, the Registrant has added the following disclosure:

To manage risk, the Fund may also invest in S&P 500 futures and options when the Adviser determines that such investments would benefit the Fund. The Fund will normally limit its investment in S&P 500 futures and options to 5% or less of its net assets, although it can invest up to 20% of its net assets in such instruments.

Additionally, the Registrant has updated the language in the Statutory Section to be consistent with this change.

Comment #15

In the first sentence of the second paragraph of the Summary Section—Principal Investment Strategies, the disclosure states the following phrase, “Given the Fund’s investment objective of attempting to track the Index.” Please reconcile how attempting to track the Index reconciles with the sentence above regarding investments in S&P 500 futures or options. Please clarify if this is a more active or passive strategy.

Response #15

As stated in the response to Comment #12 above, the Fund will be actively managed within the parameters described in the prospectus and subject to the requirement that the Fund invest at least 80% of its assets in the common stocks of companies comprising the Essential 40 Index. Further, the Fund reserves the right to utilize S&P 500 futures and options to manage risk in the market place. In response to the Staff’s Comment, the Registrant has revised disclosure in the second paragraph as follows:

Given the Fund’s investment objective of attempting to track the Index, the Fund does not follow traditional methods of active investment management, which may involve buying and selling securities based upon analysis of economic and market factors. ~~and does not seek temporary defensive positions when markets decline or appear overvalued~~. The Adviser, however, is not passive in its management approach and reserves the ability to underweight or overweight stocks in the Index or to utilize S&P 500 futures or options to manage risk as it deems necessary.

Summary Section – Principal Risks

Comment #16

Please consider if you need to add concentration risk since the Fund will only hold 40 stocks in related industries.

Response #16

The Registrant respectfully believes that the current disclosure is sufficient and that concentration risk is not necessary as the Fund will not be investing more than 25% of its total assets in a particular industry or group of industries. As discussed in the response to Comment #10 above, sector diversification is inherent to the Index selection process.

Comment #17

The Staff notes that principal investment strategy does not look to be actively managed, therefore, please add passive management risk. Further, the Staff notes the Index is new and not the basis for any other index fund, please consider adding a discussion of index provider risk to highlight the lack index provider experience as an index provider.

Response #17

With respect to passive management risk, the Registrant respectfully believes that the current disclosure is sufficient and that passive management risk is not necessary as the Adviser retains some discretion in managing the Fund particularly with respect to underweighting or overweighting stocks in the Index, investing in S&P 500 futures or options, and rebalancing in the event of corporate events as described above. With respect to index provider risk, the Registration has revised “Limited Operating History Risk” in response to the Staff’s Comment as followed:

~~•~~	New Index Provider Risk. ~~The Fund has a limited history of operation.~~ The index provider for the Index has a limited history of experience as an index provider or investment adviser for a registered fund, which may create additional risks for investing in the Fund. ~~There can be no assurance that the Fund and the Adviser will achieve the Fund’s investment objective.~~

Further the disclosure has been revised as follows in the Statutory Section:

New Index Provider Risk. ~~The Fund has a limited history of operation.~~ The index provider for the Index has a limited history of experience as an index provider or investment adviser for a registered fund, which may create additional risks for investing in the Fund. Accordingly, ~~an investment in the Fund entails a high degree of risk~~ there can be no assurance that the Fund and the Adviser will achieve the Fund’s investment objective notwithstanding the performance of any or all of the foregoing or their respective affiliates or principals in other transactions including, without limitation, arrangements similar in nature to the Fund.

Comment #18

With respect to Equity Securities Risk, the disclosure states, “The Fund invests in ETFs.” Please remove the language that the “Fund invests in ETFs” to make the disclosure consistent with the Fund’s principal investment strategy.

Response #18

The Registrant has made the requested change.

Comment #19

With respect to Leveraged, Inverse and Inverse-Leveraged ETF Risk, please remove this paragraph to make the disclosure consistent with the Fund’s principal investment strategy.

Response #19

The Registrant has made the requested change and removed Leveraged, Inverse and Inverse-Leveraged ETF Risk.

Comment #20

With respect to Futures Risk, please make this consistent with the Fund’s principal investment strategy and explain why an index fund would invest in futures.

Response #20

As discussed above, the Fund will utilize S&P 500 futures and options to manage risk in the market place. The Registrant has clarified the disclosure in response to the Staff’s comment as follows:

•	Futures Risk. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. ~~Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.~~

Comment #21

With respect to Limited Operating History Risk, the Fund has been in operation in its prior form for a number of years so please revise. It may be more appropriate to replace this risk with Index Provider Risk.

Response #21

The Registrant has revised the disclosure to Limited History as an Index Provider Risk in response to the Staff’s comment. Please see Response #17 above.

Comment #22

With respect to Management Risk, please explain why a passively managed fund would include this risk.

Response #22

As described above, the Fund is not passively managed. Therefore, the Registrant believes that the current disclosure is appropriate.

Summary Section – Performance

Comment #23

In the description of the Index, please include the name of the index provider.

Response #23

The Registrant has revised the disclosure to include the name of the index provider.

Summary Section – Purchase and Sale of Fund Shares

Comment #24

Please remove the word “respectively.”

Response #24

The Registrant has made the requested change.

Statutory Section – Principal Risks of Investing in the Fund

Comment #25

Please make sure this is not duplicative of the Summary Section and make conforming changes.

Response #25

The Registrant has made the requested changes to ensure that the disclosure is not duplicative of the Summary Section.

Statutory - The Adviser

Comment #26

With respect to the disclosure regarding the Fund’s expense limitation agreement, please make conforming changes from the summary section.

Response #26

The Registrant has made the requested changes.

Shareholder Information—Share Price

Comment #27

In the fourth paragraph, please revise to delete references to underlying ETFs.

Response #27

The Registrant has made the requested changes.

Comment #28

In the fifth paragraph, please revise as the Fund may only invest in US securities.

Response #28

The Registrant has made the requested changes.

Comment #29

In the sixth paragraph, since the Index is securities only, please consider moving the discussion regarding investments in other investment companies to the SAI.

Response #29

The Registrant has made the requested change.

Shareholder Information—Choosing a Share Class

Comment #30

Please discuss in the disclosure a brief history of Class A shares conversion.

Response #30

The Registrant has added the following disclosure in response to the Staff’s comment:

As previously disclosed, the sale of Class A shares was suspended on September 20, 2017. Based on a recommendation from the Adviser, the Board approved the closure the Class A shares of the Fund and converting all outstanding Class A shares to Class I shares. Class I shares have lower expenses than Class A shares.

Shareholder Information—More About Class I Shares

Comment #31

Please supplementally confirm that the profile of the Class A shares who converted are similar to the Class I shareholders described here.

Response #31

As described above, Class I shares have lower expenses than Class A shares. Whereas Class A shares were subject to a maximum sales load of 5.75% and an annual 25 basis point 12b-1 fee, Class I shares have no sales load or 12b-1 fee. Accordingly, as a result of the conversion, Class A shareholders who became Class I shareholders experienced an immediate reduction in their total annual fund operating expenses of 25 basis points. Additionally, former Class A shareholders are able to purchase additional shares in the Fund (Class I shares) without paying any load. The rights of each shareholder in Class A as well as Class I are the same. Lastly, the investment minimum for Class I shares was reduced from $100,000 to $10,000 in connection with the conversion. The investment minimum for Class A shares was $5000.

Shareholder Information—How to Redeem Shares

Comment #32

Under the sub-heading “Redemptions In-Kind,” please state that the shareholder will bear market risk until the securities are converted to cash.

Response #32

In response to the Staff’s Comment, the Registrant has added the following to the last sentence in that section:

A shareholder may incur transaction expenses in converting these securities to cash and the shareholder will bear market risk until the securities are converted to cash.

Statement of Additional Information

Statement of Additional Information— The Trust

Comment #33

In the fourth paragraph, please add that currently only the Class I shares are outstanding and as of a certain date all Class A shares were converted to Class I shares.

Response #33

The Registrant has made the requested change.

Statement of Additional Information— Investment Policies, Strategies and Associated Risks

Comment #34

Under the sub-heading “Other Investment Companies,” please revise to reflect the Fund’s new investment objective.

Response #34

The Registrant has made the requested change.

Comment #35

Under the sub-heading “Exchange-Traded Funds (“ETFs”),” please revise to reflect the Fund’s new investment objective.

Response #35

The Registrant has made the requested change.

Comment #36

Under the sub-heading “Options, Futures and Other Strategies,” please revise to reflect the Fund’s new investment objective.

Response #36

The Registrant has made the requested change.

Comment #37

Under the sub-heading “Risks Associated With Recent Economic Events,” please review and revise with respect to current events.

Response #37

In response to the Staff’s Comment, the current disclosure has been updated per a recent Staff Comment. The Registrant respectfully believes that the current disclosure is sufficient.

Part C

Comment #38

In the Part C if there is an index licensing or sub-licensing agreement to which the Fund is a party if you could please file that as a material contract.

Response #38

The index licensing agreement is between the Adviser and FSH Trading, LLC (“FSH”), the Index provider. While the agreement permits the Adviser to use the Index in connection with the Fund, the Fund is not a party. Accordingly, the agreement is not being filed as an exhibit to the Fund’s registration statement.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell